Phoenix and Lockwood offer lifetime income

By Lisa Shidler

March 13, 2008 — The Phoenix Companies Inc. and Lockwood Capital Management Inc., an affiliate of Pershing LLC, are offering a product that wraps a lifetime income guarantee around an investor’s managed account assets.

It will be the first product of its kind, according to Jack Sherry, senior vice president of alternative financial products at Phoenix.

The product, known as Guaranteed Retirement Income Solutionssm (or GRISsm), guarantees lifetime income payments even if the individual’s account balance reaches zero.

It is available only for managed accounts that are invested in LCM’s Lockwood Investment Strategies Longevity Income Solutions (LIS2) asset allocation models.

A number of insurance companies have filed similar products with the Securities and Exchange Commission, but this is the first one to be approved by the SEC.

“We’re very pleased and very proud that we’re the first ones out,” said Jack Sherry, senior vice president of alternative financial products.

“We’ve been working on it for two years.”

The annual income stream available under the guarantee is generally equal to 5% of the initial account value.

As the assets grow, the investor can elect to lock in a higher annual benefit based on the increased account value.

If the account value is depleted by market conditions or withdrawals, Phoenix will continue income payments for life to the investor, according to the firm.

New Managed Account Offers Lifetime Income Guarantee

By Elizabeth O’Brien

Financial Planning

March 13, 2008 — Pershing LLC today unveiled what the company calls the first managed account solution to offer a lifetime income guarantee. The product, known as Lockwood Investment Strategies Longevity Income Solutions, or LIS2 for short, will insure that investors won’t outlive their assets, said Len Reinhart, the former president of Lockwood who worked on the product design and now consults for Pershing Managed Account Solutions.

The new offering is a component of Pershing Managed Account Solutions and is available through Pershing’s affiliate, Lockwood Capital Management.

Reinhart spoke to Financial Planning along with Jim Seuffert, chief executive officer of Pershing Managed Account Solutions. They said investor demand fueled the creation of the new product.

“The question we kept getting over and over was, ’Can I run out of money?’ ” Reinhart said. “And the answer [for traditional managed accounts] has to be yes. You could live too long. The market could be really bad.” Even the company’s high net worth clients—who invest an average of $700,000 in its managed account products—worry about this possibility, since their ample assets are matched by high living expenses, Reinhart said.

LIS2 features a 5% annual payout, after fees, that starts when an investor is 65 years old. The 5% rate is applied to the initial investment for a fixed dollar amount that stays the same each year. For example, an investor who puts $1 million into the product would get $50,000 each year for the rest of his life. The insurance company guarantees this income regardless of the underlying fund performance. The minimum investment in LIS2 is $250,000.

LIS2 is a no-load product that carries a 125-basis point fee for the insurance, on top of Lockwood’s typical 50 basis-point managed account fee.

PHL Variable Insurance Company, a subsidiary of The Phoenix Companies, will provide the insurance. Unlike with an annuity, the insurance component on the managed account can be added or cancelled at any time, and investors can choose to liquidate the underlying account.

The underlying assets are composed of exchange-traded funds. ETFs were chosen in part because ETFs investors can manage their tax treatment better than mutual fund investors, who are subject to a manager’s buy and sell decisions, Reinhart said. LIS2 investors may enjoy a 15% tax rate on their payout if managers can generate the amount by selling dividends or long-term appreciated assets. If not, investors will be taxed at their regular income tax rate.